February 20, 2025

Richard Correia
President, Chief Financial Officer and Treasurer
MoneyLion, Inc.
249-245 West 17th Street
4th Floor
New York, New York 10011

        Re: MoneyLion, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-39346
Dear Richard Correia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Jonathan Miu